March 14, 2025

Dongjian Xie
Chief Executive Officer
Delixy Holdings Ltd
883 North Bridge Road
#04-01 Southbank
Singapore 198785

       Re: Delixy Holdings Ltd
           Amendment No. 5 to Registration Statement on Form F-1
           Filed March 10, 2025
           File No. 333-283248
Dear Dongjian Xie:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed March 10, 2025 Resale Shareholders, page Alt-2

1. We reissue prior comment 2 in part. For each resale shareholder, disclose the discounted value at which it received its shares. We note that you have provided the
       "implied value" of services provided by the beneficial owners of Golden Legend and
       Novel Majestic, but there is no comparable information provided with respect to
       Cosmic Magnet, Rosywood Holdings, or Dragon Circle. Your disclosure should allow investors to understand the per-share lower value at which all resale shares were obtained.
 March 14, 2025
Page 2

       Please contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Jason Ye